Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Niclas Mika – Corporate Communications - +31 40 268 9670 – Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Q2 sales as guided, gross margin tops guided range

Full-year sales impacted by timing of logic capacity ramp

VELDHOVEN, the Netherlands, 16 July 2014 - ASML Holding N.V. (ASML) today publishes 2014 second-quarter results.

•	ASML reports Q2 2014 sales as guided, gross margin above guidance

•	ASML guides Q3 2014 net sales at around EUR 1.4 billion and a gross margin of around 42 percent

•

ASML sees full-year 2014 net sales of around EUR 5.6 billion as logic customers re-evaluate the timing of the capacity ramps for their next nodes and 3 EUV systems will now ship in 2015 due to customer requests for the latest upgrades

(Figures in millions of euros unless otherwise indicated)	Q2 2014	Q1 2014
Net sales	1,644	1,397
…of which service and field option sales	401	367

Other income (Co-Investment Program)	20	20

New systems sold (units)	27	35
Used systems sold (units)	4	5

Average Selling Price (ASP) of net system sales	40.1	25.8

Net bookings, excluding EUV	1,048	1,070
Net bookings, excluding EUV (units)	29	30
ASP of booked systems, excluding EUV	36.1	35.7

Systems backlog, excluding EUV	1,763	1,939
Systems backlog, excluding EUV (units)	46	47

Gross profit	752	610
Gross margin (%)	45.7	43.6

Net income	399	249
EPS (basic; in euro)	0.91	0.57

End-quarter cash and cash equivalents and short-term investments	2,711	2,998

A complete summary of U.S. GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement

“Second-quarter sales came in as expected, and gross margin was above the guided range due to better contribution from service and field options as well as product mix, concentrated on the sale of our latest TWINSCAN NXT:1970Ci immerson scanner and bringing the average selling price to EUR 40 million. In EUV, we have made significant progress in the last quarter, doubling productivity, and we are on track towards our target of 500 wafers per day around the end of the year. In our EUV source development program, we demonstrated improvements towards the customer requirement for volume production in 2016 of typically 1,500 wafers per day. We are working closely with customers to determine the volume production insertion points for the 10 and 7 nanometer nodes. Production of the NXE:3300B systems is ongoing; however, 3 of the previously targeted 8 deliveries will shift into 2015 as some customers prefer the option to upgrade their system from NXE:3300B to NXE:3350B specifications, addressing the next level of volume production requirements. With regards to our markets, deliveries of our DUV systems in the second half 2014 will be driven by memory customers, with the ramp of the 20 nm, 16 nm and 14 nm logic nodes set to continue. However, as we discussed last quarter, some customers continue to evaluate the timing of their deliveries to synchronise supply and demand, leading to an adjustment of the fourth quarter shipment forecast. As a result of these developments, we are guiding full-year 2014 net sales of around EUR 5.6 billion,” said ASML President and Chief Executive Officer Peter Wennink.

Second-Quarter 2014 Product Highlights

•

TWINSCAN productivity continues to set new records: a TWINSCAN NXT:1950i system with a productivity enhancement package has processed more than 5,250 wafers in a single day, while another NXT:1960Bi system imaged more than 1.5 million wafers in a one year period.

•	The first TWINSCAN NXT:1960Bi system has been upgraded at a customer site, bringing it to full NXT:1970Ci system performance.

•

We started shipping our next-generation integrated metrology system, the YieldStar 250D to support 14 nm logic and 2x nm memory metrology requirements. This system, combined with Holistic Lithography feedback loops, has demonstrated intra-field CDU improvement of 30 percent, focus uniformity improvement of 25 percent and on product overlay improvement of 30 percent in logic and memory applications.

•	We recognized one NXE:3300B tool in revenue, and we have now shipped a total of 6 NXE:3300B EUV systems to logic and memory customers.

Outlook

•

For the third quarter of 2014, ASML expects net sales of around EUR 1.4 billion, a gross margin of around 42 percent, R&D costs of about EUR 260 million, other income of about EUR 20 million — which consists of contributions from participants of the Customer Co-Investment Program — and SG&A costs of about EUR 80 million.

•	For the 2014 full year we expect total net sales of around EUR 5.6 billion.

Update Share Buy-Back Program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy-backs, ASML has announced its intention to purchase up to EUR 1.0 billion of its shares in 2013-2014. Up until 29 June 2014, ASML has acquired 9.5 million shares under this program for total consideration of EUR 611 million. The repurchased shares will be cancelled. All transactions under the buy-back programs are published on ASML’s website (www.asml.com/investors). The share buy-back program may be suspended, modified or discontinued at any time.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,600 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 794 8485 and the US +1 480 629 9822 (no confirmation code needed). Listen-only access is also available via www.asml.com

A video statement of CEO Peter Wennink is available on www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

Today, 16 July 2014, ASML has also published the Statutory Interim Report for the six-month period ended 29 June 2014. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, ‘Interim Financial Reporting’, an Interim Management Board Report and a Managing Directors’ Statement and is available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of 29 June 2014, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 29 June 2014 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected shipment of tools, productivity of our tools, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.